Press Release                                             Mumbai, July 10, 2000


                  Board Meeting for consideration of Accounts


The Board of Directors of the ICICI Bank Limited (NYSE Code : IBN) will meet on Thursday, July 20, 2000 to, amongst other things, consider and take on record the accounts for the three months period ended on June 30, 2000.


          For investors' queries, contact :

                      Mr. Bhashyam Seshan
                      Phone:  (91)-22-653 8420 or 653 7560
                      e-mail: bhashyams@icicibank.com


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          Except for the historical information contained in this Press
          Release, statements in this Press Release which contain words or phrases such as "will" and similar expressions or variations of such expressions may constitute "forward looking statements". These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include exposure to market risks as well as other risks detailed in the report filed by ICICI Bank Limited with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events of circumstances after the date thereof.